File No 82-1263

Danske Bank A/S –Rule 12g-3-2(b) filings

Danske Bank

Quarterly report – first nine months of 2007

Stock exchange announcement No. 18/2007
October 30, 2007

Danske Bank

This Quarterly report - first nine months of 2007 is a translation of the original report in the Danish language (Kvartalsrapport - 1.-3. kvartal 2007). *In case of discrepancies, the Danish version prevails.*

Financial highlights – Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2007	Pro forma Q1-Q3 2006	Index 07/06	Q1-Q3 2006	Pro forma Full year 2006	Full year 2006
Net interest income	18,008	16,406	110	14,210	22,610	19,501
Net fee income	6,562	6,526	101	5,421	8,877	7,301
Net trading income	6,193	5,648	110	5,094	7,280	6,631
Other income	2,138	2,065	104	1,909	2,952	2,698
Net income from insurance business	938	801	117	801	1,355	1,355
Total income	33,839	31,446	108	27,435	43,074	37,486
Operating expenses	18,496	16,533	112	14,381	22,640	19,485
Profit before credit loss expenses	15,343	14,913	103	13,054	20,434	18,001
Credit loss expenses	260	-545	-	-554	-484	-496
Profit before tax	15,083	15,458	98	13,608	20,918	18,497
Tax	3,777	4,278	88	3,823	5,549	4,952
Net profit for the period	11,306	11,180	101	9,785	15,369	13,545
Attributable to minority interests	60	69	87	-14	79	-12

BALANCE SHEET, END OF PERIOD (DKR M)						
Loans and advances	1,655,295	1,470,121	113	1,316,255	1,519,554	1,362,351
Repo loans	289,230	284,099	102	284,099	294,555	294,555
Trading portfolio assets	587,228	445,173	132	431,660	504,308	490,954
Investment securities	33,309	32,272	103	29,035	28,970	26,338
Assets under insurance contracts	192,893	190,226	101	190,226	194,302	194,302
Other assets	436,807	428,180	102	401,795	396,346	370,861
Total assets	3,194,762	2,850,071	112	2,653,070	2,938,035	2,739,361
Due to credit institutions and central banks	529,209	552,060	96	545,937	569,142	564,549
Deposits	796,808	654,084	122	562,489	693,142	598,899
Repo deposits	114,711	115,114	100	115,114	104,044	104,044
Issued mortgage bonds	489,926	470,227	104	470,227	484,217	484,217
Trading portfolio liabilities	342,458	232,672	147	229,167	240,304	236,524
Liabilities under insurance contracts	215,448	213,770	101	213,770	215,793	215,793
Other liabilities	548,269	487,248	113	399,129	479,896	391,212
Subordinated debt	56,583	48,017	118	40,358	56,325	48,951
Shareholders' equity	101,350	76,879	132	76,879	95,172	95,172
Total liabilities and equity	3,194,762	2,850,071	112	2,653,070	2,938,035	2,739,361

RATIOS AND KEY FIGURES						
Net profit for the period per share, DKr	16.4	-		15.7	-	21.5
Diluted net profit for the period per share, DKr	16.4	-		15.6	-	21.4
Net profit for the period as % of average shareholders' equity	15.5	-		17.6	-	17.5
Cost/income ratio, %	54.7	-		52.4	-	52.0
Solvency ratio, %	9.3	-		9.7	-	11.4
Core (tier 1) capital ratio, %	6.6	-		7.1	-	8.6
Risk-weighted items, end of period, DKr bn	1,260	-		1,053	-	1,119
Share price, end of period, DKr	212.3	-		230.7	-	250.0
Book value per share, DKr	148.3	-		123.1	-	139.1
Full-time-equivalent staff, end of period	23,670	-		19,384	-	19,253

Pro forma figures include the Sampo Bank group as of February 2006.

Financial review

- Group profit after tax as expected
- The robust income, despite turbulence in credit and liquidity markets, reflects the diversity of the Group's activities
- The Group maintains its profit guidance for 2007. Net profit for the year is expected to match the pro-forma-2006 level
- Net interest income up 10% on the pro forma figure for the first nine months of 2006
- The 12% increase in expenses reflects primarily planned expenditure for the integration of acquired business units. Real underlying growth in expenses of 3%
- Persistently increasing profitability of international banking operations
- Lending up 13% on the pro forma figure at the end of September 2006. Units outside Denmark accounted for 56% of lending growth. Growth rate of 4% in the third quarter of 2007
- Sampo Bank integration on schedule

Financial results for the first nine months of 2007

Net profit for the first nine months of 2007 amounted to DKr11,306m, in line with the forecast announced at the presentation of the interim report for the first half of 2007.

Danske Bank Group's purchase of the Sampo Bank group was approved on January 30, 2007, and took effect on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date. Comparative figures for the Sampo Bank group have been incorporated as of February 2006, and this report comments on the results realised for the first nine months of 2007 relative to the pro forma figures for 2006.

Despite substantial integration expenses and turbulence in the credit and liquidity markets, net profit rose 1% on the profit for the first nine months of 2006.

Income

Income increased by 8% to DKr33,839m on the first nine months of 2006. The increase is attributable to the positive trends in all business areas. Growth at non-Danish banking activities amounted to 14%, and these operations now account for 31% of total income.

Net interest income rose to DKr18,008m, up 10% on the level recorded in the first nine months of 2006. The trend reflects the persistently high growth in lending and higher interest rates, which more than compensated for the pressure on margins.

Net fee income rose 1%. The modest increase was the result primarily of expenses incurred for the hedging in the first half of 2007 of the credit risk associated with a portfolio of mortgage loans by credit default swaps. Excluding these expenses, net fee income rose 4% despite the lower level of activity in Denmark, particularly in the housing market.

Net trading income rose 10% to DKr6,193m. This increase was larger than expected despite the turbulent credit and liquidity markets. The profit on sale of private equity investments amounted to DKr269m in the third quarter.

Other income rose 4% to DKr2,138m. Most of the increase derived from profits of DKr199m on the sale of five Norwegian branches in the first quarter of 2007.

Net income from insurance business grew 17% to DKr938m. Most of this increase was due to higher returns on investments.

Operating expenses

Despite the growth in lending and generally strong business activity, the underlying growth in expenses amounted to 3%. This development reflects partly the effect of cost synergies from acquired business units and partly the cost-efficient scalability of the Group's IT platform.

The cost/income ratio was 55%. Excluding total integration expenses, the cost/income ratio was unchanged at 50%.

Total operating expenses rose 12%. The increase was the result mainly of expenses relating to the integration of acquired business units, the acceleration of mergers of Danske Bank and BG Bank branches, higher performance-based compensation and increased activity in the Group's operating lease business. In accordance with the international accounting standards on own development of software, only expenses incurred by the Group for its systems development are capitalised; capitalisation of expenses for pre-analysis, usability testing and implementation is not allowed. Particularly in the first half of 2007, the Group invested considerable resources in pre-analysing the integration of Sampo Bank's systems and upgrading other IT systems within the Group.

The table below specifies the various components of the Group's total expenses.

EXPENSES (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06
Total expenses	18,496	16,533	112
Amortisation of intangible assets	879	417	211
Integration expenses	726	524	139
Total expenses, excl. total integration expenses	16,891	15,592	108
Performance-based compensation	961	691	139
Increase in operating leases	815	704	116
Nylander estate-agency business, Norway (acquired in Q3, 2006)	62	19	326
Sale of pension obligation, Norway	-	-200	-
Capitalisation of development costs	-85	-294	-
Underlying trend in expenses	15,138	14,672	103
Cost/income ratio, %	54.7	52.6	
Cost/income ratio, excl. total integration expenses, %	49.9	49.6	

Comparative figures include the Sampo Bank group as of February 2006.

Credit loss expenses

Credit loss expenses amounted to DKr260m, against a net positive entry of DKr545m in the first nine months of 2006. The negative trend was the result of losses on a few corporate facilities. The credit quality remained strong.

The Group did not incur losses on backup liquidity facilities provided to international investment companies, and these facilities are considered to have a high credit quality.

Tax

With effect from January 1, 2007, the Danish corporation tax was lowered from 28% to 25%. This reduced the tax charge for the first nine months of 2007 by DKr368m, of which DKr188m derived from the change in deferred tax at the beginning of 2007.

Return on equity & net profit per share

The return on equity stood at 15.5%, against 17.6% in the first nine months of 2006. Net profit for the period per share rose 4% from DKr15.7 to DKr16.4.

For 2006, return on equity and net profit for the period per share were calculated in accordance with the Group's organisation and capital structure prior to the acquisition of the Sampo Bank group.

Capital and solvency

Shareholders' equity

Shareholders' equity was DKr101.4bn at the end of September 2007, against DKr95.2bn at the end of 2006. The change reflects primarily the dividend payment in March 2007 and the recognition of the profit for the period.

At the end of September 2007, the share capital totalled DKr6,988,042,760, and shares numbered 698,804,276. The number of shares outstanding at the end of September 2007 was 683,374,667. The average number of shares outstanding in the first nine months of 2007 was 684,133,865.

Solvency

The solvency ratio at the end of September 2007 was 9.3%, of which 6.6 percentage points derived from the Group's core (tier 1) capital. The core (tier 1) capital ratio, excluding hybrid core capital, stood at 5.7%. At the end of 2006, the solvency and core (tier 1) capital ratios stood at 11.4% and 8.6%, respectively. Most of the decline reflects deductions for intangible assets on the acquisition of the Sampo Bank group.

CAPITAL	Target (%)	Achieved Q1-Q3 2007 (%)
Core (tier 1) capital ratio, excl. hybrid core capital	5.5-6.0	5.7
Hybrid core capital ratio	1.0-1.5	0.9
Solvency ratio	9.0-10.0	9.3
Expected payout ratio	30-50	40

The increase in risk-weighted items from DKr1,119bn at the beginning of the year to DKr1,260bn at the end of September 2007 was attributable primarily to the consolidation of the Sampo Bank group. The hedging of the credit

risk associated with a portfolio of mortgage loans by credit default swaps reduced risk-weighted items by DKr138bn.

For 2006, the solvency ratio, core (tier 1) capital ratio and risk-weighted items were calculated in accordance with the Group's organisation and capital structure prior to the acquisition of the Sampo Bank group.

On January 1, 2007, the new Capital Requirements Directive took effect. The directive specifies the requirements for the minimum capital of financial institutions and allows various methods to calculate capital adequacy. In 2006, the Group applied to the Danish Financial Supervisory Authority (FSA) for permission to use advanced internal models to calculate the capital requirement for its credit risks. The Group expects to incorporate the new methods from 2008, with full effect of the directive in 2010.

Balance sheet

Lending

Lending, excluding reverse transactions, rose DKr185bn, or 13%, from the end of September 2006 to DKr1,655bn at the end of September 2007.

Loans and advances extended by the Group's operations in Denmark rose DKr82bn, or 9%.

Loans and advances extended by the Group's non-Danish operations grew by DKr103bn, or 19%. Units outside Denmark thus accounted for 56% of total growth in lending.

LENDING, END OF PERIOD (DKr bn)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06
Banking Activities Denmark	341	297	115
Mortgage Finance	614	593	104
Other	64	47	136
Total Denmark	1,019	937	109
Banking Activities Finland	160	144	111
Banking Activities Sweden	154	133	116
Banking Activities Norway	131	101	130
Banking Activities Northern Ireland	61	57	106
Banking Activities Ireland	66	47	143
Banking Activities Baltics	25	16	152
Other	39	35	111
Total international	636	533	119
Total lending	1,655	1,470	113

Comparative figures include the Sampo Bank group.

Overall, the Group's loan and advances to retail customers rose 9%, whereas loans and advances to corporate customers grew 16% on the figures recorded in the first nine months of 2006.

Deposits

Deposits rose to DKr797bn, up DKr143bn, or 22%, from DKr654bn at September 30, 2006.

Deposits with the Group's operations in Denmark increased DKr102bn, or 27%.

Deposits with the Group's non-Danish operations grew DKr41bn, or 15%. Units outside Denmark accounted for 29% of total growth in deposits.

DEPOSITS, END OF PERIOD (DKr bn)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06
Banking Activities Denmark	300	265	113
Other	186	119	156
Total Denmark	486	384	127
Banking Activities Finland	94	87	108
Banking Activities Sweden	53	46	115
Banking Activities Norway	58	40	143
Banking Activities Northern Ireland	60	59	101
Banking Activities Ireland	23	20	118
Banking Activities Baltics	11	8	135
Other	12	10	120
Total international	311	270	115
Total deposits	797	654	122

Comparative figures include the Sampo Bank group.

Trading portfolio assets

Trading portfolio assets increased DKr142bn from DKr445bn at the end of September 2006 to DKr587bn a year later. The rise was due to larger holdings of bonds and an increase in the positive market value of derivatives. The increase in value was offset by a similar increase in the negative market value of derivatives recognised as trading portfolio liabilities. The bond portfolio consists of bonds recognised at quoted prices (97%), bonds recognised at prices calculated on the basis of pricing models that rely mainly on market observations (2%), and bonds recognised at amortised cost (1%) in accordance with existing practice.

Neither the Group's trading portfolio nor its investment portfolio includes subprime paper.

The Group uses the Value-at-Risk (VaR) measure to calculate the daily market risk of its exposures. VaR expresses, at a confidence level of

99%, the maximum amount that the Group would lose on its portfolios assuming that the exposure was maintained for 10 days. Excluding Danica Pension's insurance business exposure, the Group's VaR amounted to DKr402.3m at the end of September 2007, against DKr241.4m at the end of September 2006. In the first nine months of 2007, average VaR amounted to DKr350.7m, against DKr286.4m in the same period a year ago.

Backup liquidity facilities

Through Danske Markets, the Group is engaged in considerable business activities on the international financial markets. The provision of backup liquidity facilities to international investment companies accounts for a relatively modest part of these activities.

The Group has offered these facilities exclusively against collateral in the form of assets with high credit quality, and the facilities provided cover senior tranches only.

As a result of the crisis in the international liquidity markets, a number of investment companies have been unable to fund their activities by ordinary commercial paper issues, and therefore they have drawn on their backup liquidity facilities. The Group's total exposure amounted to DKr58bn at the end of September 2007, corresponding to 2% of its total assets. DKr22bn have been drawn.

Also in the third quarter of 2007, the Group conducted its ongoing review of the developments in the individual credit facilities. Furthermore, the Group stress tested assets to determine their credit-quality sensitivity. The review confirmed the high credit quality, and recognition of impairment charges against the facilities was not required in the third quarter of 2007.

The table below shows the Group's exposure to backup liquidity facilities.

BACKUP LIQUIDITY FACILITIES	DKr bn	% of total assets
Total exposure	58	1.8
- of which Polonius (the Group-sponsored conduit)	18	0.6
Total amount drawn	22	0.7
- of which Polonius (the Group-sponsored conduit)	10	0.3

The Group expects to gradually reduce the provision of backup liquidity facilities in the coming years.

Sampo Bank

The integration of Sampo Bank into the Danske Bank Group's systems, products and processes, including credit approval and financial control systems, is on schedule. Pre-analysis has been completed, and the specification of requirements for the next steps of the migration process is almost in place.

The migration of Sampo Bank's Finnish activities to Danske Bank's IT platform is scheduled for Easter 2008, at which time Sampo Bank is expected to be converted into a branch of the Danske Bank Group.

Integration expenses are expected to total some DKr1.6bn. At the end of September 2007, the Group had expensed DKr208m.

The integration is expected to create annualised cost and funding synergies of DKr0.6bn (DKr0.1bn in 2007, DKr0.4bn in 2008 and DKr0.6bn in 2009).

Danske Bank expects that the purchase of Sampo Bank will have a positive effect on its net profit per share from the second half of 2008.

The Group's note "Acquisition of subsidiary undertakings" gives more information on the accounting effect of the acquisition.

Realkredit Danmark

To strengthen the local presence of Realkredit Danmark in the private market and its partnership with Danske Bank as regards products and services targeting Danish homeowners, the Group decided, in the third quarter of 2007, to further strengthen the partnership between Realkredit Danmark and Danske Bank.

In future, private-market advisers will serve customers at 51 large Danske Bank branches to strengthen primarily the branches' advisory services to homeowners. Corporate-market advisers will serve customers at ten corporate centres, of which six are new centres that will open before the end of 2007. The existing 22 mortgage finance offices will close before the end of the year.

Outlook for 2007

The year 2007 is expected to be another satisfactory year for the Danske Bank Group. The Group's outlook is based on pro forma figures for 2006.

The Group maintains its profit guidance for 2007 on the basis of the financial results for the first nine months of 2007. The net profit for the year is therefore still expected to match the pro-forma-2006 level.

Throughout the remainder of 2007, Europe is likely to see unchanged average interest rates and moderate economic growth. Economic growth in Denmark may be slightly lower than the EU average, whereas growth rates in the Group's other markets are expected to be higher.

Net interest income is expected to rise by 8-10% primarily as a result of double-digit lending growth in the markets on which the Group operates and expectations that average interest rates will remain unchanged throughout the remainder of 2007.

Net fee income is likely to grow by 1-3%, due mainly to an increase in trading volume on the securities markets and despite expenses for the credit default swaps entered into in connection with the financing of the acquisition of the Sampo Bank group. Mortgage finance activities are likely to slow down.

Net trading income is expected to increase by 3-7% on the high level recorded in 2006. The Group expects to maintain its market position, but income will continue to depend greatly on trends in the financial markets, including the level of securities prices at the end of the year.

Other income is likely to fall by 5-7% as the Group does not expect to realise income from the sale of property on the scale recorded in 2006.

The high return on investments achieved by the Group's insurance business in the first half of 2007 fell to a more normal level in the third quarter of the year. Overall, net income from insurance business is expected to fall by 2-5% on the income received in 2006. This decline should be seen in the light of the reduction in capital allocated to the insurance business in 2007. However, this result, too, may be greatly affected by trends in the financial markets.

The Group expects operating expenses to rise by around 9%, with an underlying increase of 1%, as shown in the table below.

EXPENSE FORECAST	Rise (%)
Total expenses	9
- of which total integration expenses	5
Other expenses	4
Performance-based compensation	1
Increase in operating leases	1
Sale of pension obligation in 2006, Norway	1
Underlying expenses	1

Profit before credit loss expenses is expected to be slightly higher than the profit before credit loss expenses reported for 2006.

The Group does not expect to realise a net positive entry for credit loss expenses for the year as a whole as was the case in 2006. Assuming favourable economic trends and satisfactory credit quality of its loan portfolio, the Group expects to record modest credit loss expenses in 2007.

Profit before tax for 2007 is therefore expected to be slightly lower than the profit before tax generated in 2006.

The positive effect of amendments to Danish tax regulations is expected to reduce the tax charge for the year by DKr0.5bn. As a result of the amendments, the Group's effective tax rate is expected to fall from 27% to 25%.

Overall, net profit for the year is expected to match the pro-forma-2006 level.

Business areas

PROFIT BEFORE CREDIT LOSS EXPENSES (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Share (%) Q1-Q3 2007	Share (%) Q1-Q3 2006	Full year 2006
Banking Activities Denmark	5,827	5,652	103	38	38	7,601
Banking Activities Finland	819	1,395	59	5	9	1,891
Banking Activities Sweden	1,013	762	133	7	5	1,084
Banking Activities Norway	837	621	135	5	4	854
Banking Activities Northern Ireland	181	-131	-	1	-1	-60
Banking Activities Ireland	215	-35	-	2	1	23
Banking Activities Baltics	249	146	171	2	1	210
Other Banking Activities	587	474	124	4	3	682
Total Banking Activities	9,728	8,884	110	64	60	12,285
Mortgage Finance	2,003	1,857	108	13	12	2,605
Danske Markets	2,902	2,986	97	19	20	3,837
Danske Capital	785	705	111	5	5	1,041
Danica Pension	938	801	117	6	5	1,355
Other Areas	-1,013	-320	-	-7	-2	-689
Total Group	15,343	14,913	103	100	100	20,434

INCOME (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Share (%) Q1-Q3 2007	Share (%) Q1-Q3 2006	Full year 2006
Banking Activities Denmark	11,904	11,467	104	35	36	15,470
Banking Activities Finland	3,215	3,098	104	10	10	4,370
Banking Activities Sweden	2,120	1,828	116	6	6	2,544
Banking Activities Norway	2,065	1,746	118	6	6	2,406
Banking Activities Northern Ireland	1,846	1,691	109	5	5	2,293
Banking Activities Ireland	1,062	805	132	3	3	1,118
Banking Activities Baltics	535	365	147	2	1	539
Other Banking Activities	1,702	1,488	114	5	5	2,062
Total Banking Activities	24,449	22,488	109	72	72	30,802
Mortgage Finance	2,887	2,732	106	9	8	3,781
Danske Markets	4,851	4,670	104	14	15	6,032
Danske Capital	1,444	1,234	117	4	4	1,800
Danica Pension	938	801	117	3	3	1,355
Other Areas	-730	-479	-	-2	-2	-696
Total Group	33,839	31,446	108	100	100	43,074

Comparative figures for Banking Activities Finland, Banking Activities Baltics, Danske Markets, Danske Capital and Other Areas comprise the pro forma financial results of the Sampo Bank group as of February 2006.

Danske Bank Denmark and BG Bank merged into a single business unit on April 10, 2007. The accounts of the two business units were consolidated with effect from January 1. Danske Bank's Helsinki branch forms part of Banking Activities Finland, and Danske Bank Luxembourg forms part of Danske Capital. In 2006, both units were included in Other Banking Activities. Comparative figures have been restated.

The Sampo Bank group was consolidated in the accounts of Danske Bank with effect from February 2007. Comparative figures for the banking activities in Finland and the Baltics, Danske Markets, Danske Capital and Other Areas have been restated on a pro forma basis to include the financial results of the Sampo Bank group as of February 2006. Consequently, this report comments on the results of these business areas for the first nine months of 2007 relative to the pro forma financial highlights for 2006.

Capital allocated to business areas is calculated at a rate of 5.5% as opposed to the rate of 6.5% applied before January 1, 2007. This change reduced net interest income from the Group's banking activities by DKr251m in the first nine months of 2007. This amount was booked as income under Other Areas. Comparative figures have not been restated. Furthermore, the change lifted pre-tax profit as % p.a. of allocated capital.

Banking Activities Denmark

Banking Activities Denmark encompasses the banking activities of Danske Bank in Denmark. Danske Bank caters to all types of retail and corporate customers. Danske Bank's finance centres serve large corporate and private banking customers. Banking Activities Denmark has nine regions with 423 branches, six agricultural centres, nine finance centres and around 6,000 employees.

BANKING ACTIVITIES DENMARK (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	7,862	7,275	108	2,698	2,612	2,552	2,693	2,555	9,968
Net fee income	3,471	3,664	95	1,118	1,145	1,208	1,149	1,074	4,813
Net trading income	530	521	102	183	173	174	154	158	675
Other income	41	7	-	14	17	10	7	4	14
Total income	11,904	11,467	104	4,013	3,947	3,944	4,003	3,791	15,470
Integration expenses	148	-	-	80	55	13	-	-	-
Other operating expenses	5,929	5,815	102	1,865	2,100	1,964	2,054	1,878	7,869
Operating expenses	6,077	5,815	105	1,945	2,155	1,977	2,054	1,878	7,869
Profit before credit loss expenses	5,827	5,652	103	2,068	1,792	1,967	1,949	1,913	7,601
Credit loss expenses	-205	-247	-	-55	155	-305	84	59	-163
Profit before tax	6,032	5,899	102	2,123	1,637	2,272	1,865	1,854	7,764
Loans and advances, end of period	340,787	296,715	115	340,787	337,793	322,058	313,943	296,715	313,943
Deposits, end of period	300,031	265,352	113	300,031	302,959	287,799	275,117	265,352	275,117
Risk-weighted items (avg.)	317,532	280,234	113	325,122	316,367	310,951	295,560	292,166	284,097
Allocated capital (avg.)	17,464	18,215	96	17,882	17,400	17,102	19,211	18,991	18,466
Profit before credit loss expenses as % p.a. of allocated capital	44.5	41.4		46.3	41.2	46.0	40.6	40.3	41.2
Pre-tax profit as % p.a. of allocated capital (ROE)	46.1	43.2		47.5	37.6	53.1	38.8	39.1	42.0
Cost/income ratio, %	51.1	50.7		48.5	54.6	50.1	51.3	49.5	50.9
Cost/income ratio, excl. integration expenses, %	49.8	50.7		46.5	53.2	49.8	51.3	49.5	50.9

The banking activities of BG Bank and Danske Bank Denmark merged on January 1, 2007. Comparative figures for 2006 have been restated.

- Profit before credit loss expenses up 3%
- Growth in lending of 15%
- Persistently high profitability

Banking Activities Denmark recorded a sound demand for its financial products and services in the first nine months of 2007, although the period was characterised by lower activity in the capital and housing markets compared with the level recorded in the same period a year ago.

Net interest income rose 8%. The increase was attributable to growth in loans and advances and deposits as well as higher interest rates. The pressure on interest margins eased in the third quarter of 2007. Lending growth reflects mainly the increasing financing demand among corporate customers and home owners' appetite for mortgage loans. The 13% increase in deposits was the result of the successful launch of two new types of high-interest current account, with total deposits of DKr22.6bn.

Net fee income earned in the first nine months of 2007 fell 5%, due mainly to the slowdowns in the equity and housing markets and to the introduction of new no-fee product packages in the third quarter of 2007. In addition, Banking Activities Denmark received extraordinarily large issuance fee income in 2006, and the income received in 2007 could not match this amount.

Operating expenses rose 5% primarily as a result of expenses relating to further development of the Group's IT systems and integration expenses incurred for the merger of Danske Bank and BG Bank. Excluding integration expenses, costs increased 2% and the cost/income ratio improved from 50.7% to 49.8%.

Total lending rose 15% on the level recorded at the end of September 2006. Lending to both retail and corporate customers increased 15%.

Total deposits rose 13% on the figure recorded at the end of September 2006. Deposits made by retail customers grew 10%, whereas deposits made by corporate customers saw an increase of 17%.

The successful sale of product packages, launched in the first half of 2007, targeting customers who use the Group's online self-services and ATMs continued. The packages offer customers all the advantages of the Group's self-service options, the services of its wide branch network and 24/7 telephone services.

In July 2007, Danske Bank launched *Danske Prioritet Plus* – a revamp of and replacement for *Danske Prioritet*. The product is based on the new Danish covered bonds rules and allows issuance of covered bonds. More than 36,000 customers have switched from *Danske Prioritet* to *Danske Prioritet Plus*.

The market share was 26.8% for lending and 30.4% for deposits.

At the end of the first half of 2007, it was decided to bring forward the mergers of 25 Danske Bank and BG Bank branches to the second half of 2007. These mergers will lift the total number of branch mergers in 2007 to 56. Integration expenses are still expected to total DKr275m, of which some DKr230m is recognised in 2007.

The Group maintains its forecast of total merger synergies of DKr300m, with full accounting effect from 2010. In the first nine months of 2007, realised synergies amounted to DKr70m.

The healthy economic climate in Denmark is expected to continue throughout 2007, although with growth rates lower than in 2006. Financial market trends mean that Danske Bank does not expect increases in interest rates in the fourth quarter of 2007.

Banking Activities Finland

Banking Activities Finland encompasses the banking activities of Sampo Bank in Finland and Danske Bank's Helsinki Branch. Sampo Bank, which is the third-largest bank in Finland, caters to retail customers, small and medium-sized businesses and institutional clients. Sampo Bank has 123 branches in Finland and around 2,100 employees.

BANKING ACTIVITIES FINLAND (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	2,181	2,100	104	825	822	534	848	816	2,948
Net fee income	878	808	109	322	326	230	336	298	1,144
Net trading income	17	42	40	12	-1	6	-5	15	37
Other income	139	148	94	55	40	44	93	54	241
Total income	3,215	3,098	104	1,214	1,187	814	1,272	1,183	4,370
Amortisation of intangible assets	442	-	-	179	135	128	-	-	-
Integration expenses	208	-	-	112	84	12	-	-	-
Other operating expenses	1,746	1,703	103	602	694	450	776	598	2,479
Operating expenses	2,396	1,703	141	893	913	590	776	598	2,479
Profit before credit loss expenses	819	1,395	59	321	274	224	496	585	1,891
Credit loss expenses	107	-24	-	104	17	-14	-53	49	-77
Profit before tax	712	1,419	50	217	257	238	549	536	1,968
Profit before tax in local currency (€)	96	191	50	30	34	32	73	72	264
Loans and advances, end of period	159,738	144,378	111	159,738	154,574	149,097	146,803	144,378	146,803
Deposits, end of period	93,705	86,752	108	93,705	88,956	84,624	89,293	86,752	89,293
Risk-weighted items (avg.)	132,441	127,143	104	131,939	132,664	132,728	129,335	128,821	127,405
Allocated capital (avg.)	7,284	8,264	88	7,257	7,297	7,300	8,407	8,373	8,281
Profit before credit loss expenses as % p.a. of allocated capital	16.9	25.3		17.7	15.0	18.4	23.6	27.9	24.9
Pre-tax profit as % p.a. of allocated capital (ROE)	14.7	25.8		12.0	14.1	19.6	26.1	25.6	25.9
Cost/income ratio, %	74.5	55.0		73.6	76.9	72.5	61.0	50.5	56.7
Cost/income ratio, excl. total integration expenses, %	54.3	55.0		49.6	58.5	55.3	61.0	50.5	56.7

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses down 41%
- Profit before credit loss expenses, excluding total integration expenses, up 5%
- Lending up 11%
- Growth expected to continue

The economic climate in Finland remained favourable in 2007.

Net interest income rose 4%. The upward trend reflects the growth in lending and higher interest rates, which more than compensated for the pressure on lending margins and the accrual of the DKr123m fair value adjustment of loans, advances and deposits in the opening balance sheet as at February 1, 2007. Excluding the accrual of the adjustment, net interest income rose 10%.

The 41% increase in operating expenses was attributable to the total integration expenses deriving from the acquisition of the Sampo Bank group. Excluding total integration expenses, operating expenses grew 3%. As a result of the positive trend in income, the cost/income ratio, excluding total integration expenses, improved from 55.0% to 54.3%.

The increase in credit loss expenses came from losses incurred on a few major facilities.

Lending to both retail and corporate customers rose 11%. Deposits grew 8%. Retail customer deposits increased 3%, whereas corporate customer deposits rose 12%. The market shares of lending and deposits of Banking Activities Finland were 15.5% and 13.3%, respectively, at September 30, 2007, against 16.0% and 13.5% a year earlier.

Integration expenses are likely to increase in the fourth quarter of 2007 as the migration process progresses. On the whole, the growth of Banking Activities Finland is expected to continue throughout 2007, assuming favourable economic conditions.

Banking Activities Sweden

Banking Activities Sweden encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden, which serve all types of retail and corporate customers. Banking Activities Sweden has four regions with 59 branches, four finance centres and around 920 employees. Real-estate agency business is carried out primarily through the 75 offices of Skandia Mäklarna.

BANKING ACTIVITIES SWEDEN (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	1,530	1,307	117	521	510	499	505	473	1,812
Net fee income	480	438	110	144	175	161	176	137	614
Net trading income	71	51	139	26	24	21	20	20	71
Other income	39	32	122	13	15	11	15	12	47
Total income	2,120	1,828	116	704	724	692	716	642	2,544
Operating expenses	1,107	1,066	104	340	402	365	394	351	1,460
Profit before credit loss expenses	1,013	762	133	364	322	327	322	291	1,084
Credit loss expenses	62	40	155	-29	21	70	31	7	71
Profit before tax	951	722	132	393	301	257	291	284	1,013
Profit before tax in local currency (SKr)	1,177	897	131	488	374	315	356	353	1,253
Loans and advances, end of period	154,603	133,499	116	154,603	146,832	138,199	138,454	133,499	138,454
Deposits, end of period	53,018	45,917	115	53,018	51,178	47,345	50,062	45,917	50,062
Risk-weighted items (avg.)	120,941	103,159	117	126,190	118,166	118,381	114,843	110,053	106,104
Allocated capital (avg.)	6,652	6,705	99	6,940	6,499	6,511	7,465	7,153	6,897
Profit before credit loss expenses as % p.a. of allocated capital	20.3	15.2		21.0	19.8	20.1	17.3	16.3	15.7
Pre-tax profit as % p.a. of allocated capital (ROE)	19.1	14.4		22.6	18.5	15.8	15.6	15.9	14.7
Cost/income ratio, %	52.2	58.3		48.3	55.5	52.7	55.0	54.7	57.4

- Profit before credit loss expenses up 33%
- Growth in lending of 16%
- Considerable profit increase

Banking Activities Sweden recorded healthy growth and higher market share in the first nine months of 2007.

Net interest income rose 17%, despite the narrowing of interest margins, reflecting the growth in lending and deposits, and higher market rates.

Net fee income increased 10% in the first nine months of 2007. The positive trend was the result of a higher number of equity trades and payment transactions, and the considerable inflow of new customers.

Operating expenses grew 4%, reflecting the launch of new products and the introduction of measures to streamline operations. The cost/income ratio improved from 58.3% to 52.2% and stood at 48.3% in the third quarter of 2007.

Growth in lending continued in the first nine months of 2007, and lending rose 16% on the figure recorded at the end of September 2006. Lending to retail customers increased 15%, whereas lending to corporate customers grew 16%.

Deposits rose 15%. Corporate deposits were up 10%, whereas deposits made by retail customers increased 29%. The launch of the *Sparkonto XL* savings product in May 2007 prompted 18,000 customers to deposit funds worth DKr2.7bn.

The market share of lending of Banking Activities Sweden was unchanged at 5.7%. The market share of deposits rose from 4.4% at the end of September 2006 to 4.5%.

In September, Banking Activities Sweden was named business bank of the year by *Finansbarometern*, an independent survey of the Swedish banking market, for the second consecutive year.

The organisational adjustments of Banking Activities Sweden and the expansion of the Swedish branch network in recent years, supported by generally favourable economic trends, are expected to provide the basis for further profitable growth in the fourth quarter of 2007.

Banking Activities Norway

Banking Activities Norway encompasses the banking activities of Fokus Bank in Norway. Fokus Bank serves all types of retail and corporate customers. Banking Activities Norway has five regions with 55 branches, five finance centres and around 1,100 employees. Real-estate agency business is carried out through the 40 offices of Fokus Krogsveen Nylander.

BANKING ACTIVITIES NORWAY (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	1,358	1,149	118	493	442	423	418	410	1,567
Net fee income	346	298	116	122	110	114	118	90	416
Net trading income	111	83	134	40	37	34	28	33	111
Other income	250	216	116	78	95	77	96	88	312
Total income	2,065	1,746	118	733	684	648	660	621	2,406
Operating expenses	1,228	1,125	109	413	408	407	427	395	1,552
Profit before credit loss expenses	837	621	135	320	276	241	233	226	854
Credit loss expenses	-2	-74	-	8	-37	27	43	-12	-31
Profit before tax	839	695	121	312	313	214	190	238	885
Profit before tax in local currency (NKr)	902	744	121	330	339	233	210	259	954
Loans and advances, end of period	130,960	100,610	130	130,960	118,228	109,731	105,319	100,610	105,319
Deposits, end of period	57,737	40,385	143	57,737	57,482	48,506	46,667	40,385	46,667
Risk-weighted items (avg.)	93,714	74,464	126	99,831	93,077	88,106	83,573	80,246	76,760
Allocated capital (avg.)	5,154	4,840	106	5,491	5,119	4,846	5,432	5,216	4,989
Profit before credit loss expenses as % p.a. of allocated capital	21.7	17.1		23.3	21.6	19.9	17.2	17.3	17.1
Pre-tax profit as % p.a. of allocated capital (ROE)	21.7	19.1		22.7	24.5	17.7	14.0	18.3	17.7
Cost/income ratio, %	59.5	64.4		56.3	59.6	62.8	64.7	63.6	64.5

- Profit before credit loss expenses up 35%
- Growth in lending of 22% in local currency
- Improved cost/income ratio
- Considerable profit increase

Banking Activities Norway recorded persistently strong growth and higher market share in the first nine months of 2007. Particularly the corporate segment developed favourably, with a net inflow of customers and satisfactory product sales.

Net interest income rose 18%, reflecting the growth in deposits and lending, and higher interest rates. This increase was achieved despite narrowing margins on retail customer loans and the sale of branches.

The growth in net fee income was the result of strong activity in savings and investment services and an increase in business with corporate customers.

Other income rose 16% to DKr250m. The positive trend reflects the expansion of the customer base in recent years and the increase in income from Fokus Bank's real-estate agency business, including Nylander, the Norwegian real-estate agency chain acquired in the summer of 2006.

Excluding expenses incurred by Nylander, operating expenses rose 5% on the level recorded in the first nine months of 2006. As a result of the increase in income, the cost/income ratio improved from 64.4% to 59.5%.

In March 2007, Banking Activities Norway sold off five branches. The quarterly pre-tax profit of the branches amounted to around DKr5m in 2006. The proceeds of DKr199m from the sale were recognised as income under Other Areas.

Lending rose 22%, measured in local currency, on the level at end-September 2006. Growth was driven mainly by an increase in corporate lending.

Total deposits increased 34%, measured in local currency, owing mainly to the growth in corporate deposits.

The market share of lending of Banking Activities Norway was 5.7%, up from 5.4% at the end of September 2006. The market share of deposits rose to 5.0% from 4.4% a year earlier.

The favourable economic climate in Norway is expected to continue throughout 2007, and this forms the basis for further profitable growth.

Banking Activities Northern Ireland

Banking Activities Northern Ireland encompasses the banking activities of Northern Bank, which serves both retail and corporate customers. Banking Activities Northern Ireland has four regions with 94 branches and around 1,300 employees.

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	1,382	1,251	110	483	452	447	451	435	1,702
Net fee income	371	363	102	126	117	128	122	129	485
Net trading income	82	65	126	40	18	24	22	24	87
Other income	11	12	92	3	4	4	7	5	19
Total income	1,846	1,691	109	652	591	603	602	593	2,293
Amortisation of intangible assets	332	341	97	104	115	113	118	118	459
Integration expenses	247	373	66	26	191	30	72	49	445
Other operating expenses	1,086	1,108	98	342	373	371	341	369	1,449
Operating expenses	1,665	1,822	91	472	679	514	531	536	2,353
Profit before credit loss expenses	181	-131	-	180	-88	89	71	57	-60
Credit loss expenses	21	14	150	2	-11	30	30	-2	44
Profit before tax	160	-145	-	178	-77	59	41	59	-104
Profit before tax in local currency (£)	14	-13	-	16	-7	5	4	6	-9
Loans and advances, end of period	60,845	57,372	106	60,845	60,677	56,070	58,442	57,372	58,442
Deposits, end of period	59,845	59,379	101	59,845	60,601	56,856	60,969	59,379	60,969
Risk-weighted items (avg.)	44,814	38,442	117	47,787	44,225	42,371	38,569	37,138	38,474
Allocated capital (avg.)	2,465	2,499	99	2,628	2,432	2,330	2,507	2,414	2,501
Profit before credit loss expenses as % p.a. of allocated capital	9.8	-7.0		27.4	-14.5	15.3	11.3	9.4	-2.4
Pre-tax profit as % p.a. of allocated capital (ROE)	8.7	-7.7		27.1	-12.7	10.1	6.5	9.8	-4.2
Cost/income ratio, %	90.2	107.7		72.4	114.9	85.2	88.2	90.4	102.6
Cost/income ratio, excl. total integration expenses, %	58.8	65.5		52.5	63.1	61.5	56.6	62.2	63.2

- Profit before credit loss expenses up DKr312m
- Growth in lending of 9% in local currency
- Realisation of synergies as planned
- Significant improvement in return, excluding total integration expenses

The pre-tax result of Banking Activities Northern Ireland amounted to a profit of DKr160m in the first nine months of 2007, against a loss of DKr145m in the first nine months of 2006. In the third quarter of 2007, the unit achieved its best result since the acquisition in 2005.

Net interest income rose 10%, due to growth in lending and higher interest rates.

Operating expenses fell 9% primarily as a result of lower integration expenses. Severance settlements and natural attrition mean that the headcount at Northern Bank at the end of 2007 will be 26% lower than it was at the acquisition.

In the first nine months of 2007, Banking Activities Northern Ireland realised annualised synergies of DKr130m. Since the acquisition, the Group has achieved annualised synergies of DKr291m. As a result of the realised cost synergies, operating expenses, excluding total integration expenses, declined by 2%.

The cost/income ratio, excluding total integration expenses, improved from 65.5% to 58.8% and stood at 52.5% in the third quarter of 2007.

Lending, measured in local currency, rose 9% on the level recorded at September 30, 2006. Excluding short-term lending to the public sector, the increase was 21%.

Deposits, measured in local currency, rose 4% on the figure recorded at the end of September 2006. Excluding short-term deposits made by the public sector, the increase was 13%.

Economic growth in Northern Ireland is expected to remain favourable throughout 2007. This, together with the synergies achieved, forms the basis for a high return.

Banking Activities Ireland

Banking Activities Ireland encompasses the banking activities of National Irish Bank, which caters primarily to retail and corporate customers. Banking Activities Ireland has four regions with 61 branches and around 625 employees.

BANKING ACTIVITIES IRELAND (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	869	660	132	317	288	264	258	240	918
Net fee income	134	99	135	41	55	38	34	36	133
Net trading income	51	42	121	13	23	15	19	9	61
Other income	8	4	200	2	3	3	2	1	6
Total income	1,062	805	132	373	369	320	313	286	1,118
Amortisation of intangible assets	76	76	100	25	26	25	26	25	102
Integration expenses	123	151	81	43	50	30	8	4	159
Other operating expenses	648	613	106	213	218	217	221	184	834
Operating expenses	847	840	101	281	294	272	255	213	1,095
Profit before credit loss expenses	215	-35	-	92	75	48	58	73	23
Credit loss expenses	56	-3	-	28	20	8	-	-24	-3
Profit before tax	159	-32	-	64	55	40	58	97	26
Profit before tax in local currency (€)	21	-4	-	8	8	5	8	13	4
Loans and advances, end of period	66,732	46,677	143	66,732	63,465	56,482	51,250	46,677	51,250
Deposits, end of period	23,307	19,738	118	23,307	22,488	20,880	21,390	19,738	21,390
Risk-weighted items (avg.)	52,857	33,820	156	58,444	52,750	47,254	42,441	38,127	35,993
Allocated capital (avg.)	2,907	2,198	132	3,214	2,901	2,599	2,759	2,478	2,340
Profit before credit loss expenses as % p.a. of allocated capital	9.9	-2.1		11.4	10.3	7.4	8.4	11.8	1.0
Pre-tax profit as % p.a. of allocated capital (ROE)	7.3	-1.9		8.0	7.6	6.2	8.4	15.7	1.1
Cost/income ratio, %	79.8	104.3		75.3	79.7	85.0	81.5	74.5	97.9
Cost/income ratio, excl. total integration expenses, %	61.0	76.1		57.1	59.1	67.8	70.6	64.3	74.6

- Profit bef. credit loss expenses up DKr250m
- Growth in lending of 43%
- Realisation of synergies as planned
- Branch network expansion in progress

The pre-tax result of Banking Activities Ireland amounted to a profit of DKr159m in the first nine months of 2007, against a loss of DKr32m in the same period a year ago. Income rose 32% primarily as a result of the persistently strong growth in deposits and lending as well as higher interest rates and larger fee income. Against this background, net interest income grew 32%.

Net fee income rose 35%, and net trading income grew 21%, due to higher cross-selling revenue and wealth management income.

Operating expenses matched the level recorded in the first nine months of 2006. Excluding total integration expenses, operating expenses saw a rise of 6% as the realised synergies did not fully compensate for the expansion of the branch network and the higher level of activity. The cost/income ratio, excluding total integration expenses, improved from 76.1% to 61.0%.

Despite strong growth in lending since the acquisition in 2005, the headcount has declined by 15%. During its ownership of National Irish Bank, the Group has realised annualised synergies of DKr73m, of which DKr26m was achieved in the first nine months of 2007.

Relatively modest credit loss expenses reflect the persistently high credit quality of the loan portfolio.

Lending rose 43% on the figure recorded at the end of September 2006. Lending to retail customers was up 36%, due primarily to mortgage loans secured on properties with total average loan-to-value ratios below 55%. Lending to corporate customers grew 48%. Deposits rose 18%. Retail customer deposits increased 16%, whereas corporate customer deposits rose 21%.

The slowdown in economic growth in the Republic of Ireland is expected to continue throughout the remainder of 2007, although growth is still likely to outperform average European growth.

Banking Activities Baltics

Banking Activities Baltics encompasses the Group's banking activities in Estonia, Latvia and Lithuania, which serve all types of retail and corporate customers. Banking Activities Baltics has 41 branches and around 1,300 employees.

BANKING ACTIVITIES BALTICS (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	391	220	178	158	145	88	104	77	324
Net fee income	89	58	153	37	32	20	26	24	84
Net trading income	44	77	57	22	13	9	40	45	117
Other income	11	10	110	2	6	3	4	4	14
Total income	535	365	147	219	196	120	174	150	539
Integration expenses	-	-	-	-	-	-	-	-	-
Other operating expenses	286	219	131	103	111	72	110	80	329
Operating expenses	286	219	131	103	111	72	110	80	329
Profit before credit loss expenses	249	146	171	116	85	48	64	70	210
Credit loss expenses	45	7	-	12	17	16	7	4	14
Profit before tax	204	139	147	104	68	32	57	66	196
Loans and advances, end of period	24,848	16,368	152	24,848	22,605	20,458	18,535	16,368	18,535
Deposits, end of period	10,512	7,784	135	10,512	9,153	8,994	8,704	7,784	8,704
Risk-weighted items (avg.)	21,582	13,919	155	22,831	21,808	20,076	17,668	15,625	14,662
Allocated capital (avg.)	1,187	905	131	1,256	1,199	1,104	1,148	1,016	953
Profit before credit loss expenses as % p.a. of allocated capital	31.5	24.2		37.0	28.3	26.1	22.3	27.6	24.0
Pre-tax profit as % p.a. of allocated capital (ROE)	25.8	23.0		33.1	22.7	17.4	19.9	26.0	22.4
Cost/income ratio, %	53.5	60.0		47.0	56.6	60.0	63.2	53.3	61.0
Cost/income ratio, excl. integration expenses, %	53.5	60.0		47.0	56.6	60.0	63.2	53.3	61.0

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Estonia	150	99	152	71	53	26	44	46	143
Latvia	3	2	150	3	2	-2	-	2	2
Lithuania	51	38	134	30	13	8	13	18	51
Total Banking Activities Baltics	204	139	147	104	68	32	57	66	196

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses up 71%
- Lending growth of 52%
- Improved cost/income ratio

Income rose 47% on the level recorded in the first nine months of 2006, reflecting a very high level of activity.

Net interest income rose 78% as a result of growth in lending. Net fee income saw an increase of 53%.

Operating expenses rose DKr67m. This increase, too, was the result of the higher level of activity. The cost/income ratio improved from 60% to 53.5%.

Lending rose 52% on the figure recorded at the end of September 2006 and thus outperformed market growth. Lending to retail customers grew 65%, whereas lending to corporate customers increased 41%. Loans secured on real property accounted for 40% of total loans and advances. The properties serving as security for 43% of the loans in this portfolio have loan-to-value ratios lower than 63%. Deposits rose 35%. Retail customer deposits increased 21%, whereas corporate customer deposits rose 40%.

Other Banking Activities

Other Banking Activities comprises the activities of Nordania Leasing and the Group's banking activities in Germany and Poland.

OTHER BANKING ACTIVITIES (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	418	363	115	142	140	136	141	121	504
Net fee income	77	67	115	24	24	29	19	24	86
Net trading income	46	30	153	22	16	8	12	11	42
Other income	1,161	1,028	113	341	398	422	402	329	1,430
Total income	1,702	1,488	114	529	578	595	574	485	2,062
Operating expenses	1,115	1,014	110	339	393	383	366	336	1,380
Profit before credit loss expenses	587	474	124	190	185	212	208	149	682
Credit loss expenses	161	24	-	168	-7	-	-25	38	-1
Profit before tax	426	450	95	22	192	212	233	111	683
Loans and advances, end of period	34,123	31,760	107	34,123	33,750	33,130	32,588	31,760	32,588
Deposits, end of period	4,324	3,060	141	4,324	4,304	3,513	3,586	3,060	3,586
Risk-weighted items (avg.)	41,062	38,001	108	40,993	41,137	41,057	39,387	38,897	38,350
Allocated capital (avg.)	2,258	2,470	91	2,255	2,263	2,258	2,560	2,528	2,493
Profit before credit loss expenses as % p.a. of allocated capital	34.7	25.6		33.7	32.7	37.6	32.5	23.6	27.4
Pre-tax profit as % p.a. of allocated capital (ROE)	25.2	24.3		3.9	33.9	37.6	36.4	17.6	27.4
Cost/income ratio, %	65.5	68.1		64.1	68.0	64.4	63.8	69.3	66.9

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Nordania Leasing	343	258	133	93	113	137	163	50	421
Germany	31	162	19	-96	66	61	62	52	224
Poland	52	30	173	25	13	14	8	9	38
Total Other Banking Activities	426	450	95	22	192	212	233	111	683

- Pre-tax profit down 5%
- Profit before credit loss expenses up DKr113m
- Upward trend in the business of all units

The pre-tax profit of Nordania rose 33%. The higher profit on new leases contributed to this increase. The profit increase exceeded growth in activity-based costs.

The Group's business activities in Germany and Poland continued to see a positive trend, with an increase in profit before credit loss expenses of 32%. The increase reflects sound growth in lending, larger margins and a modest rise in expenses.

Credit loss expenses incurred by the Group's operations in Germany amounted to DKr160m in the third quarter of 2007, reflecting primarily the recognition of impairment charges against a few major facilities.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank and "home". Real-estate agency business is carried out through "home", which has 199 offices throughout the country.

MORTGAGE FINANCE (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	2,876	2,654	108	998	943	935	967	899	3,621
Net fee income	-259	-175	-	-92	-87	-80	-59	-61	-234
Net trading income	141	110	128	53	45	43	105	53	215
Other income	129	143	90	41	46	42	36	44	179
Total income	2,887	2,732	106	1,000	947	940	1,049	935	3,781
Operating expenses	884	875	101	284	304	296	301	279	1,176
Profit before credit loss expenses	2,003	1,857	108	716	643	644	748	656	2,605
Credit loss expenses	11	-86	-	17	8	-14	-19	-23	-105
Profit before tax	1,992	1,943	103	699	635	658	767	679	2,710
Mortgage loans, end of period	614,033	592,784	104	614,033	600,337	607,725	602,584	592,784	602,584
Risk-weighted items (avg.)	303,196	283,178	107	304,941	304,187	300,410	298,500	287,955	287,040
Allocated capital (avg.)	16,676	18,407	91	16,772	16,730	16,523	19,403	18,717	18,658
Profit before credit loss expenses as % p.a. of allocated capital	16.0	13.5		17.1	15.4	15.6	15.4	14.0	14.0
Pre-tax profit as % p.a. of allocated capital (ROE)	15.9	14.1		16.7	15.2	15.9	15.8	14.5	14.5
Cost/income ratio, %	30.6	32.0		28.4	32.1	31.5	28.7	29.8	31.1

- Profit before credit loss expenses up 8%
- Growth in lending of 4%, measured at fair value
- Decline in gross lending

The first nine months of 2007 were characterised by increases in interest rates. Market trends led to a generally lower level of activity in the Danish mortgage credit market. Pre-tax profit rose 3% from DKr1,943m in the first nine months of 2006 to DKr1,992m in the first nine months of 2007.

Net interest income recorded an increase of 8%, owing to the increases in interest rates and higher income from administration margins as a result of a larger loan portfolio.

Net fee income amounted to a negative DKr259m, against a negative DKr175m in the first nine months of 2006. This decline reflects the increase in portfolio-based fees charged by the Group's banking operations for mortgage loans arranged through them.

Operating expenses were stable at the level recorded in the first nine months of 2006. The cost/income ratio improved from 32.0% to 30.6%.

Mortgage lending rose to DKr614bn, up DKr21bn on the level recorded at end-September 2006. The outstanding nominal bond debt increased by DKr37bn to DKr635bn.

Gross lending in the Danish mortgage credit market amounted to DKr303bn in the first nine months of 2007, down 8% on the figure recorded in the same period a year ago. The downward trend was due primarily to the lower activity in the private market.

The market share of the loan portfolio was 32.0% at end-September 2007, against 32.8% at the end of 2006. Realkredit Danmark's market share of gross lending stood at 24.7% in the first nine months of 2007, against 29.7% in 2006. The market share of net new lending was 24.3% in the first nine months of 2007, against 28.7% in 2006.

Market activity is likely to remain relatively modest in the fourth quarter of 2007.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities, providing the largest corporate customers and investment clients with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Institutional facilities with Nordic financial institutions form part of the Group's banking activities.

DANSKE MARKETS (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Total income	4,851	4,670	104	1,476	1,716	1,659	1,362	1,513	6,032
Amortisation of intangible assets	3	-	-	3	-	-	-	-	-
Other operating expenses	1,946	1,684	116	582	690	674	511	524	2,195
Operating expenses	1,949	1,684	116	585	690	674	511	524	2,195
Profit before credit loss expenses	2,902	2,986	97	891	1,026	985	851	989	3,837
Credit loss expenses	5	-49	-	-	-	5	-5	-16	-54
Profit before tax	2,897	3,035	95	891	1,026	980	856	1,005	3,891
Loans and advances, end of period	62,429	38,041	164	62,429	39,591	34,392	38,718	38,041	38,718
Risk-weighted items (avg.)	130,750	117,294	111	145,118	129,921	116,901	118,563	118,567	117,614
Allocated capital (avg.)	7,191	7,624	94	7,981	7,146	6,430	7,707	7,707	7,645
Profit before credit loss expenses as % p.a. of allocated capital	53.8	52.2		44.7	57.4	61.3	44.2	51.3	50.2
Pre-tax profit as % p.a. of allocated capital (ROE)	53.7	53.1		44.7	57.4	61.0	44.4	52.2	50.9
Cost/income ratio, %	40.2	36.1		39.6	40.2	40.6	37.5	34.6	36.4
Cost/income ratio, excl. amortisation of intangible assets, %	40.1	36.1		39.4	40.2	40.6	37.5	34.6	36.4

TOTAL INCOME (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Trading activities	3,388	3,177	107	970	1,289	1,129	822	1,021	3,999
Proprietary trading	253	183	138	-31	-13	297	207	-17	390
Investment portfolio	841	950	89	415	310	116	209	375	1,159
Institutional banking	369	360	103	122	130	117	124	134	484
Total Danske Markets	4,851	4,670	104	1,476	1,716	1,659	1,362	1,513	6,032

Comparative figures include the Sampo Bank group as of February 2006.

- Highly satisfactory result despite turbulence in the financial markets in the third quarter of 2007
- Income up 4%

Profit before tax amounted to DKr2,897m in the first nine months of 2007, against DKr3,035m in the first nine months of 2006. Satisfactory income from both Danish and non-Danish units reflects increasing demand for Danske Markets' products, including customised structured products.

In the third quarter of 2007, the financial markets were characterised by serious turbulence in the credit and liquidity markets. The magnitude of the crisis was unexpected and made market conditions difficult.

In view of the market developments in the third quarter of 2007, the financial result achieved by Danske Markets is considered highly satisfactory. The result shows that the income generated by Danske Markets is well diversified with respect to products as well as geographically and is based on extensive risk management.

Income from trading activities rose 7% on the figure recorded in the first nine months of 2006.

Danske Markets' proprietary trading positions are based, among other things, on pricing differences in the fixed-income markets. In view of the market conditions prevailing in the third quarter, proprietary trading generated satisfactory income.

Returns on investments in unlisted shares and holdings in companies providing financial infrastructure in Denmark accounted for most of the income from the investment portfolio.

The profit on sale of private equity investments amounted to DKr269m in the third quarter of 2007.

Income from Institutional banking remained satisfactory, up 3% on the income received in the first nine months of 2006.

Operating expenses grew 16%, reflecting primarily higher performance-based compensation and stronger activity.

Danske Markets' strong activity is expected to continue throughout 2007.

Danske Capital

Danske Capital develops and sells advisory services and asset management products and services, which are offered through the Group's banking operations and directly to businesses, institutional clients and external distributors. Through Danske Bank International in Luxembourg, Danske Capital provides advisory services and asset management services to clients outside the Group's home markets. Danske Capital manages the funds of retail customers and institutional investors and the funds of Danica Pension, Danske Fund, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest. Danske Capital has more than 550 employees at offices in Denmark, Sweden, Norway, Finland, the Baltic countries and Luxembourg.

DANSKE CAPITAL (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Total income	1,444	1234	117	487	499	458	566	403	1,800
Amortisation of intangible assets	26	-	-	11	9	6	-	-	-
Other operating expenses	633	529	120	226	209	198	230	176	759
Operating expenses	659	529	125	237	218	204	230	176	759
Profit before credit loss expenses	785	705	111	250	281	254	336	227	1,041
Credit loss expenses	-1	-148	-	-	-1	-	-30	-149	-178
Profit before tax	786	853	92	250	282	254	366	376	1,219
Loans and advances, end of period	25,602	20,490	125	25,602	24,125	23,907	22,816	20,490	22,816
Deposits, end of period	8,900	7,292	122	8,900	8,888	8,307	8,109	7,292	8,109
Risk-weighted items (avg.)	12,902	9,562	135	13,480	12,728	12,487	11,225	10,754	9,981
Allocated capital (avg.)	710	621	114	741	700	687	730	699	649
Cost/income ratio, %	45.6	42.9		48.7	43.7	44.5	40.6	43.7	42.2
Cost/income ratio, excl. amortisation of intangible assets, %	43.8	42.9		46.4	41.9	43.2	40.6	43.7	42.2
Assets under management (DKr bn)	639	613	104	639	640	639	634	613	634

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses up 11%
- Increase in income of 17%
- Positive business trend expected to continue in the fourth quarter of 2007

Income at Danske Capital rose 17% to DKr1,444m primarily as a result of an increase in revenue from assets under management. The non-Danish units contributed 58% of total income.

Excluding amortisation of intangible assets, operating expenses rose 20%. This increase was due mainly to the expansion of activities outside Denmark, the intake of new staff and the increase in performance-based compensation.

Danske Capital's market share of unit trust business in the Nordic countries was 9% at the end of September 2007. Denmark and Finland remained Danske Capital's most important markets, with market shares of 28% and 16%, respectively.

Net sales of asset management products and services amounted to DKr0.4bn in the first nine months of 2007. Net sales suffered from the sell-back of bond-based investment products. In Denmark, such transactions amounted to DKr1.4bn.

The sell-back should be seen in the light of the launch of high-interest current accounts by the Group's Danish bank branches. Net sales benefited from the persistent increase in demand for equity-based and balanced products. Net sales by the non-Danish units totalled DKr1.8bn in the first nine months of 2007.

Net sales of DKr10.7bn in the first nine months of 2007 lifted the total net present value of capital invested in *Flexinvest Fri*, launched in October 2006, to DKr13.2bn at the end of September 2007.

In spite of turbulent securities markets, Danske Capital recorded satisfactory returns on investments in the first nine months of 2007. The unit trust business saw above-benchmark returns on 54% of the funds marketed in Denmark and internationally.

Danske Capital expects the positive trend in its business to continue for the remainder of 2007.

Danica Pension

Danica Pension encompasses the Danske Bank Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's insurance brokers and advisers. Danica offers two market-based products, Danica Balance and Danica Link. These products allow customers to select their own investment profile, and the return on savings depends on market trends. Furthermore, Danica Pension offers Danica Traditionel. This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

DANICA PENSION (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Share of technical provisions, etc.	783	776	101	257	262	264	261	252	1,037
Unit-linked business	-8	-33	-	12	-5	-15	-20	-4	-53
Health and accident business	-88	-94	-	-31	-30	-27	-7	-28	-101
Return on investments	637	348	183	168	273	196	424	408	772
Financing result	-386	-196	-	-137	-142	-107	-104	-75	-300
Postponed risk allowance	-	-	-	-	-	-	-	215	-
Net income from insurance business	938	801	117	269	358	311	554	768	1,355
Premiums, insurance contracts	12,223	11,432	107	3,926	3,932	4,365	4,800	3,574	16,232
Premiums, investment contracts	1,187	1,283	93	347	412	428	731	337	2,014
Technical provisions (avg.)	178,252	177,117	101	177,153	178,419	179,216	175,674	174,269	176,757
Allocated capital (avg.)	4,886	8,070	61	4,845	4,879	4,932	5,032	7,657	7,310
Net income as % p.a. of allocated cap.	25.6	13.2		22.2	29.4	25.2	44.0	40.1	18.5

- Premiums up 5% to DKr13.4bn
- Booking of risk allowance of DKr783m
- Net income up DKr137m

Net income from insurance business rose 17%. The increase was attributable mainly to a higher return on investments.

Premiums amounted to DKr13.4bn in the first nine months of 2007, up 5% on the amount received in the first nine months of 2006.

Market-based products sold in Denmark continued to record a positive trend in the first nine months of 2007, with a 19% increase in premiums to DKr5.2bn. However, premiums received for traditional products fell as expected. Market-based products, which are the preferred choice of 90,000 customers, now account for 57% of new policies.

Regular premiums for corporate pension products rose 10%. In Sweden and Norway, premiums remained at the level recorded in the same period a year ago.

The return on customer funds invested in *Danica Traditionel* was 0.6% in the first nine months of 2007, against 1.2% in the same period last year. The return benefited from the increase in equity prices, whereas rising interest rates and amendments to Danish legislation on the taxation of pension returns from index-linked bonds meant that bonds, including derivative financial instruments, yielded a negative return of 2.8%. Equities accounted for 25% of assets at the end of the period.

The increase in interest rates led to a fall in the obligations of Danica Pension, allowing the company to reverse some of the technical provisions previously made. The return on customer funds, including reversed provisions, stood at 3.8% in the first nine months of 2007.

The collective bonus potential amounted to DKr14.3bn, up DKr0.4bn on the level recorded at end-2006. A 30% fall in equity prices would have reduced the collective bonus potential by DKr11.6bn and shareholders' equity by DKr0.9bn at end-September 2007. An increase in interest rates of 1.0 percentage point would have reduced the collective bonus potential by DKr2.4bn and shareholders' equity by DKr0.1bn.

At unchanged equity prices and interest rates in the fourth quarter of 2007, the Group will be able to book its risk allowance for 2007. However, increases in interest rates and declining equity prices may lead to a reduction in the risk allowance or prevent booking altogether. Therefore, net income will greatly depend on the trends in the financial markets.

Other Areas

Other Areas encompasses unallocated cost of capital, expenses for support functions and the Group's real property activities. Moreover, the area covers the elimination of returns on own shares.

OTHER AREAS (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	-1,011	-698	-	-461	-351	-199	-229	-299	-927
Net fee income	-277	-148	-	-97	-121	-59	-65	-38	-213
Net trading income	206	-103	-	93	234	-121	-146	-26	-249
Other income	352	470	-	38	56	258	223	194	693
Total income	-730	-479	-	-427	-182	-121	-217	-169	-696
Integration expenses	-	-	-	-	-54	54	-	-	-
Other operating expenses	283	-159	-	74	150	59	152	36	-7
Operating expenses	283	-159	-	74	96	113	152	36	-7
Profit before credit loss expenses	-1,013	-320	-	-501	-278	-234	-369	-205	-689
Credit loss expenses	-	1	-	-	1	-1	-2	1	-1
Profit before tax	-1,013	-321	-	-501	-279	-233	-367	-206	-688

PROFIT BEFORE TAX (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Cost of capital	-1,148	-714	-	-513	-426	-209	-246	-274	-960
Own shares	192	-106	-	89	224	-121	-134	-54	-240
Real property	178	453	-	43	68	67	135	193	588
Others	-235	46	-	-120	-145	30	-122	-71	-76
Total Other Areas	-1,013	-321	-	-501	-279	-233	-367	-206	-688

Comparative figures include the Sampo Bank group as of February 2006.

The pre-tax result of Other Areas amounted to a loss of DKr1,013m in the first nine months of 2007, against a loss of DKr321m in the first nine months of 2006.

The increase in the cost of capital was attributable to the acquisition of Sampo Bank. The hedging of the credit risk associated with a portfolio of mortgage loans by credit default swaps had an adverse effect on net fee income.

The elimination of returns on own shares generated an income of DKr192m in the first nine months of 2007, due to the decline in the price of Danske Bank's shares. In the same period a year ago, the Group expensed DKr106m for elimination of returns on own shares.

Furthermore, the result reflects the value adjustment of real property and the closure of the Group's Norwegian pension fund in 2006.

Financial highlights – Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2007	Q1-Q3 2006	Index 07/06	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net interest income	18,008	16,406	110	6,231	6,053	5,724	6,204	5,775	22,610
Net fee income	6,562	6,526	101	2,166	2,214	2,182	2,351	2,057	8,877
Net trading income	6,193	5,648	110	1,990	2,310	1,893	1,632	1,868	7,280
Other income	2,138	2,065	104	586	679	873	887	733	2,952
Net income from insurance business	938	801	117	269	358	311	554	768	1,355
Total income	33,839	31,446	108	11,242	11,614	10,983	11,628	11,201	43,074
Operating expenses	18,496	16,533	112	5,966	6,663	5,867	6,107	5,402	22,640
Profit before credit loss expenses	15,343	14,913	103	5,276	4,951	5,116	5,521	5,799	20,434
Credit loss expenses	260	-545	-	255	183	-178	61	-68	-484
Profit before tax	15,083	15,458	98	5,021	4,768	5,294	5,460	5,867	20,918
Tax	3,777	4,278	88	1,344	961	1,472	1,271	1,562	5,549
Net profit for the period	11,306	11,180	101	3,677	3,807	3,822	4,189	4,305	15,369
Attributable to minority interests	60	69	87	34	25	1	10	8	79

BALANCE SHEET (DKr m)	Sep. 30, 2007	Sep. 30, 2006	Index 07/06	Sep. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Full year 2006
Loans and advances	1,655,295	1,470,121	113	1,655,295	1,591,466	1,540,509	1,519,554	1,470,121	1,519,554
Repo loans	289,230	284,099	102	289,230	293,930	294,916	294,555	284,099	294,555
Trading portfolio assets	587,228	445,173	132	587,228	539,256	475,451	504,308	445,173	504,308
Investment securities	33,309	32,272	103	33,309	32,728	26,124	28,970	32,272	28,970
Assets under insurance contracts	192,893	190,226	101	192,893	194,564	195,069	194,302	190,226	194,302
Other assets	436,807	428,180	102	436,807	419,910	419,078	396,346	428,180	396,346
Total assets	3,194,762	2,850,071	112	3,194,762	3,071,854	2,951,147	2,938,035	2,850,071	2,938,035
Due to credit institutions and central banks	529,209	552,060	96	529,209	517,013	539,104	569,142	552,060	569,142
Deposits	796,808	654,084	122	796,808	762,356	680,007	693,142	654,084	693,142
Repo deposits	114,711	115,114	100	114,711	125,115	102,333	104,044	115,114	104,044
Issued mortgage bonds	489,926	470,227	104	489,926	485,650	483,066	484,217	470,227	484,217
Trading portfolio liabilities	342,458	232,672	147	342,458	281,413	271,281	240,304	232,672	240,304
Liabilities under insurance contracts	215,448	213,770	101	215,448	213,966	215,313	215,793	213,770	215,793
Other liabilities	548,269	487,248	113	548,269	531,471	504,235	479,896	487,248	479,896
Subordinated debt	56,583	48,017	118	56,583	57,391	62,120	56,325	48,017	56,325
Shareholders' equity	101,350	76,879	132	101,350	97,479	93,688	95,172	76,879	95,172
Total liabilities and equity	3,194,762	2,850,071	112	3,194,762	3,071,854	2,951,147	2,938,035	2,850,071	2,938,035

RATIOS AND KEY FIGURES	Q1-Q3 2007	Q1-Q3 2006		Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Full year 2006
Net profit for the period per share, DKr	16.4	-		5.3	5.5	5.6	-	-	-
Diluted net profit for the period per share, DKr	16.4	-		5.3	5.5	5.6	-	-	-
Net profit for the period as % p.a. of average shareholders' equity	15.5	-		14.7	15.8	15.9	-	-	-
Cost/income ratio, %	54.7	-		53.1	57.4	53.4	-	-	-
Solvency ratio, %	9.3	-		9.3	9.7	10.1	-	-	-
Core (tier 1) capital ratio, %	6.6	-		6.6	6.7	6.6	-	-	-
Risk-weighted items, end of period, DKr bn	1,260	-		1,260	1,194	1,137	-	-	-
Share price, end of period, DKr	212.3	-		212.3	226.0	259.5	-	-	-
Book value per share, DKr	148.3	-		148.3	142.5	136.7	-	-	-
Full-time-equivalent staff, end of period	23,670	-		23,670	23,535	23,650	-	-	-

Pro forma figures include the Sampo Bank group as of February 2006.

Statement by the management

The Board of Directors and the Executive Board (the management) have reviewed and approved the Quarterly report – first nine months of 2007 – of Danske Bank A/S.

The consolidated accounts for the first nine months of 2007 have been prepared in accordance with IAS 34, Interim Financial Reporting, and additional Danish disclosure requirements for interim financial reporting of listed financial institutions.

In our opinion, the report gives a true and fair view of the Group's assets, liabilities and financial position at September 30, 2007, and of the results of the Group's operations and cash flows for the period starting on January 1, 2007, and ending on September 30, 2007.

Copenhagen, October 30, 2007

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen
Senior Executive Vice President

Sven Lystbæk
Senior Executive Vice President

Per Skovhus
Senior Executive Vice President

Board of Directors

Alf Duch-Pedersen
Chairman

Jørgen Nue Møller
Vice Chairman

Eivind Kolding
Vice Chairman

Henning Christophersen

Peter Højland

Niels Chr. Nielsen

Sten Scheibye

Majken Schultz

Claus Vastrup

Birgit Aagaard-Svendsen

Helle Brøndum

Charlotte Hoffmann

Per Alling Toubro

Verner Usbeck

Solveig Ørteby

Significant accounting policies

This report for the first nine months of 2007 has been prepared in accordance with IAS 34, Interim Financial Reporting, and additional Danish disclosure requirements for interim financial reporting of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in the Annual Report for 2006. The Annual Report for 2006 provides a full description of the Group's significant accounting policies.

The nine-month report has not been reviewed or audited.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has approved a number of international accounting standards and interpretations that have not yet come into force. None of these is expected to materially affect the Group's financial reporting.

Financial highlights

The calculation of capital allocated to the business areas is based on a rate of 5.5% as opposed to the rate of 6.5% applied before January 1, 2007. This change reduced net interest income from the Group's banking activities by DKr251m in the first nine months of 2007.

Pro forma financial highlights

In November 2006, the Danske Bank Group entered into an agreement to buy all the shares of the Finnish Sampo Bank. The acquisition was approved on January 30, 2007, and effected on February 1, 2007, from which date the Sampo Bank group was consolidated in the accounts of Danske Bank.

For trend analysis purposes, the Management's report features pro forma comparative figures for 2006 that include the results of the Sampo Bank group as of February 1, 2006. Note 1 shows the effect of the consolidation.

The incorporation of the Sampo Bank group in the Management's report is based on the Sampo Bank group's annual report for 2006 prepared in accordance with the IFRSs. The presentation does not factor in amortisation of intangible assets, integration expenses, finance costs and other acquisition effects.

The Management's report comments on the results realised in 2007 relative to pro forma financial highlights for 2006, unless otherwise stated.

Income statement – Danske Bank Group

(DKr m)	Q1-Q3 2007	Q1-Q3 2006	Q3 2007	Q3 2006
Interest income	100,492	74,024	40,436	26,943
Interest expense	76,481	54,699	31,998	20,641
Net interest income	24,011	19,325	8,438	6,302
Fee income	9,265	7,171	3,171	2,201
Fee expenses	2,683	1,867	997	595
Net trading income	6,080	4,149	1,441	3,209
Other income	3,122	3,851	854	945
Net premiums	12,137	11,344	3,891	3,536
Net insurance benefits	17,605	16,340	5,394	5,938
Income from associated undertakings	237	341	63	44
Profit on sale of associated and subsidiary undertakings	-	153	-	153
Staff costs and administrative expenses	16,643	13,364	5,340	4,274
Amortisation and depreciation	2,578	1,709	851	580
Credit loss expenses	260	-554	255	-111
Profit before tax	15,083	13,608	5,021	5,114
Tax	3,777	3,823	1,344	1,416
Net profit for the period	11,306	9,785	3,677	3,698
Portion attributable to				
Shareholders of the Parent Company	11,246	9,799	3,643	3,699
Minority interests	60	-14	34	-1
Net profit for the period	11,306	9,785	3,677	3,698
Net profit for the period per share, DKr	16.4	15.7	5.3	5.9
Diluted net profit for the period per share, DKr	16.4	15.6	5.3	5.9

Balance sheet – Danske Bank Group

(DKr m)	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2006
ASSETS			
Cash in hand and demand deposits with central banks	13,524	12,319	17,276
Due from credit institutions and central banks	313,520	275,268	305,267
Trading portfolio assets	587,228	490,954	431,660
Financial investment securities	33,309	26,338	29,035
Assets held for sale	-	1,796	-
Bank loans and advances	1,330,492	1,054,322	1,007,570
Mortgage loans	614,033	602,584	592,784
Assets under pooled schemes and unit-linked investment contracts	38,792	39,602	37,945
Assets under insurance contracts	192,893	194,302	190,226
Holdings in associated undertakings	984	971	941
Intangible assets	29,780	7,384	7,518
Investment property	3,863	3,914	3,818
Tangible assets	8,638	7,854	7,459
Current tax assets	413	63	100
Deferred tax assets	540	440	339
Other assets	26,753	21,250	21,132
Total assets	3,194,762	2,739,361	2,653,070
LIABILITIES			
Due to credit institutions and central banks	529,209	564,549	545,937
Trading portfolio liabilities	342,458	236,524	229,167
Liabilities held for sale	-	888	-
Deposits	911,519	702,943	677,603
Issued mortgage bonds	489,926	484,217	470,227
Deposits under pooled schemes and unit-linked investment contracts	48,143	46,983	44,603
Liabilities under insurance contracts	215,448	215,793	213,770
Other issued bonds	438,809	293,736	305,672
Current tax liabilities	2,386	517	3,017
Deferred tax liabilities	3,243	1,889	1,577
Other liabilities	55,688	47,199	44,260
Subordinated debt	56,583	48,951	40,358
Total liabilities	3,093,412	2,644,189	2,576,191
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,383
Foreign currency translation reserve	3	9	9
Proposed dividends	-	5,416	-
Profit brought forward	94,223	82,713	70,440
Shareholders of the Parent Company	101,214	95,126	76,832
Minority interests	136	46	47
Total shareholders' equity	101,350	95,172	76,879
Total liabilities and equity	3,194,762	2,739,361	2,653,070

Capital - Danske Bank Group

(DKr m)

Changes in shareholders' equity	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at Jan. 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	504	-	-	504	-	504
Foreign unit hedges	-	-510	-	-	-510	-	-510
Tax on entries on shareholders' equity	-	-	-	366	366	-	366
Net gains not recognised in the income statement	-	-6	-	366	360	-	360
Net profit for the period	-	-	-	11,246	11,246	60	11,306
Total income	-	-6	-	11,612	11,606	60	11,666
Dividends paid	-	-	-5,416	100	-5,316	-	-5,316
Acquisition of own shares	-	-	-	-25,008	-25,008	-	-25,008
Sale of own shares	-	-	-	24,778	24,778	-	24,778
Share-based payment	-	-	-	28	28	-	28
Adjustment of minority interests	-	-	-	-	-	30	30
Shareholders' equity at Sep. 30, 2007	6,988	3	-	94,223	101,214	136	101,350
Shareholders' equity at Jan. 1, 2006	6,383	-12	6,383	61,288	74,042	47	74,089
Translation of foreign units	-	-89	-	-	-89	-	-89
Foreign unit hedges	-	110	-	-	110	-	110
Tax on entries on shareholders' equity	-	-	-	-48	-48	-	-48
Net gains not recognised in the income statement	-	21	-	-48	-27	-	-27
Net profit for the period	-	-	-	9,799	9,799	-14	9,785
Total income	-	21	-	9,751	9,772	-14	9,758
Dividends paid	-	-	-6,383	129	-6,254	-	-6,254
Acquisition of own shares	-	-	-	-15,461	-15,461	-	-15,461
Sale of own shares	-	-	-	14,696	14,696	-	14,696
Share-based payment	-	-	-	37	37	-	37
Adjustment of minority interests	-	-	-	-	-	14	14
Shareholders' equity at Sep. 30, 2006	6,383	9	-	70,440	76,832	47	76,879

Capital – Danske Bank Group

(DKr m)	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2006
Solvency			
Shareholders' equity	101,350	95,172	76,879
Revaluation of domicile property	1,364	1,342	1,146
Pension obligations at fair value	892	34	-164
Tax effect	-244	8	72
Minority interests	3,015	3,001	3,003
Shareholders' equity according to the rules of the Danish FSA	106,377	99,557	80,936
Proposed/expected dividends	-4,522	-5,416	-3,914
Intangible assets of banking business	-29,895	-7,504	-7,635
Deferred tax assets	-300	-617	-396
Deferred tax on intangible assets	1,544	167	-
Revaluation of real property	-1,025	-988	-797
Core (tier 1) capital, excl. hybrid core capital	72,179	85,199	68,194
Hybrid core capital	12,737	11,419	6,069
Statutory deduction for insurance subsidiaries	-2,086	-	-
Other statutory deductions	-18	-	-
Core (tier 1) capital	82,812	96,618	74,263
Subordinated debt, excl. hybrid core capital	31,309	34,707	34,059
Hybrid core capital	4,250	-	-
Revaluation of real property	1,025	988	797
Statutory deduction for insurance subsidiaries	-2,086	-4,297	-7,303
Other statutory deductions	-18	-37	-38
Capital base	117,292	127,979	101,778
Risk-weighted items			
not included in trading portfolio	1,164,173	1,047,353	980,615
with market risk in trading portfolio	95,647	71,637	72,069
Total risk-weighted items	1,259,820	1,118,990	1,052,684
Core (tier 1) capital ratio, excl. hybrid core capital, %	5.73	7.61	6.48
Core (tier 1) capital ratio, %	6.57	8.63	7.05
Solvency ratio, %	9.31	11.44	9.67

Solvency for 2006 is calculated in accordance with the rules of the Danish FSA in force at that time.

Cash flow statement - Danske Bank Group

(DKr m)	Q1-Q3 2007	Q1-Q3 2006
Cash flow from operations		
Net profit for the period	11,306	9,785
Adjustment for non-liquid items in the income statement	6,061	1,244
Cash flow from operating capital	53,026	40,754
Total	70,393	51,783
Cash flow from investing activities		
Acquisition/sale of business units	-19,540	-53
Acquisition/sale of own shares	-201	-728
Acquisition of intangible assets	-138	-485
Acquisition/sale of tangible assets	-1,345	-1,352
Total	-21,224	-2,618
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	1,102	-1,189
Dividends	-5,316	-6,254
Change in minority interests	89	14
Total	-4,125	-7,429
Cash and cash equivalents, beginning of period	264,610	272,469
Changes in cash and cash equivalents	33,774	41,736
Acquisition/sale of business units	11,270	-
Cash and cash equivalents, end of period	309,654	314,205

Notes – Danske Bank Group

Note (DKr m)

1 **Business segments, first nine months of 2007**

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi-fication	Highlights
Interest income	46,397	21,630	60,335	1,090	5,300	-34,260	100,492	-	-
Interest expense	30,406	18,754	58,770	938	1,040	-33,427	76,481	-	-
Net interest income	15,991	2,876	1,565	152	4,260	-833	24,011	-6,003	18,008
Net fee income	5,846	-259	541	1,252	-521	-277	6,582	-20	6,562
Net trading income	952	141	2,547	43	2,370	27	6,080	113	6,193
Other income	1,651	129	11	2	982	347	3,122	-984	2,138
Net premiums	-	-	-	-	12,137	-	12,137	-12,137	-
Net insurance benefits	-	-	-	-	17,605	-	17,605	-17,605	-
Income from equity investments	9	-	187	-5	40	6	237	-237	-
Net income from insurance business	-	-	-	-	-	-	-	938	938
Total income	24,449	2,887	4,851	1,444	1,663	-730	34,564	-725	33,839
Operating expenses	14,721	884	1,949	659	725	283	19,221	-725	18,496
Credit loss expenses	245	11	5	-1	-	-	260	-	260
Profit before tax	9,483	1,992	2,897	786	938	-1,013	15,083	-	15,083
Loans and advances, excl. reverse transactions	968,104	614,500	62,428	25,595	-	-15,332	1,655,295	-	1,655,295
Other assets	248,519	28,829	3,262,317	13,668	233,658	-2,247,524	1,539,467	-	1,539,467
Total assets	1,216,623	643,329	3,324,745	39,263	233,658	-2,262,856	3,194,762	-	3,194,762
Deposits, excl. repo deposits	602,479	-	141,825	8,900	-	43,604	796,808	-	796,808
Other liabilities	568,772	626,653	3,175,729	29,653	228,772	-2,332,975	2,296,604	-	2,296,604
Allocated capital	45,372	16,676	7,191	710	4,886	26,515	101,350	-	101,350
Total liabilities and equity	1,216,623	643,329	3,324,745	39,263	233,658	-2,262,856	3,194,762	-	3,194,762
Internal income	9,739	1,497	12,407	589	1,143	-25,374	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	27.9	15.9	53.7	-	25.6	-	19.8		
Cost/income ratio, %	60.2	30.6	40.2	45.6	43.6	-	55.6		
Risk-weighted items (avg.)	824,943	303,196	130,750	12,902	12,068	-96,751	1,187,108		
Full-time-equivalent staff (avg.)	13,819	728	873	542	925	6,718	23,605		

In the financial highlights of the Group, profit contributed by Danske Markets is recognised as net trading income, and profit contributed by Danica Pension is recognised as net income from insurance business. The Reclassification column aggregates the profit contributions.

Notes - Danske Bank Group

Note (DKr m)

1 **Business segments, first nine months of 2006**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi-fication	Pro forma adjustmt	Pro forma highlights
Interest income	28,499	18,076	48,205	652	4,356	-25,764	74,024	-	-	-
Interest expense	16,386	15,422	47,719	531	-108	-25,251	54,699	-	-	-
Net interest income	12,113	2,654	486	121	4,464	-513	19,325	-5,115	2,196	16,406
Net fee income	4,956	-175	376	787	-493	-147	5,304	117	1,105	6,526
Net trading income	795	110	3,069	59	384	-268	4,149	945	554	5,648
Other income	1,298	143	1	-	2,004	405	3,851	-1,942	156	2,065
Net premiums	-	-	-	-	11,344	-	11,344	-11,344	-	-
Net insurance benefits	-	-	-	-	16,340	-	16,340	-16,340	-	-
Income from equity investments	2	-	301	-4	130	65	494	-494	-	-
Net income from insurance business	-	-	-	-	-	-	-	801	-	801
Total income	19,164	2,732	4,233	963	1,493	-458	28,127	-692	4,011	31,446
Operating expenses	11,719	875	1,517	429	692	-159	15,073	-692	2,152	16,533
Credit loss expenses	-272	-86	-49	-148	-	1	-554	-	9	-545
Profit before tax	7,717	1,943	2,765	682	801	-300	13,608	-	1,850	15,458
Sampo Bank group	1,430	-	270	171	-	-21	1,850	-	-1,850	-
Profit before tax (pro forma)	9,147	1,943	3,035	853	801	-321	15,458	-	-	15,458
Loans and advances, excl. reverse trans-actions	669,501	593,252	38,038	20,471	-	-5,007	1,316,255	-	153,866	1,470,121
Other assets	228,994	30,176	2,240,654	12,583	231,264	-1,406,856	1,336,815	-	43,135	1,379,950
Total assets	898,495	623,428	2,278,692	33,054	231,264	-1,411,863	2,653,070	-	197,001	2,850,071
Deposits, excl. repo deposits	436,772	-	119,531	7,292	-	-1,106	562,489	-	91,595	654,084
Other liabilities	423,877	605,021	2,151,820	25,155	223,194	-1,415,365	2,013,702	-	105,406	2,119,108
Allocated capital	37,846	18,407	7,341	607	8,070	4,608	76,879	-	-	76,879
Total liabilities and equity	898,495	623,428	2,278,692	33,054	231,264	-1,411,863	2,653,070	-	197,001	2,850,071
Internal income	5,378	654	23,802	336	1,232	-31,402	-			
Pre-tax profit as % p.a. of allocated capital (avg.)	27.2	14.1	50.2	-	13.2	-	23.6			
Cost/income ratio, %	61.2	32.0	35.8	44.5	46.3	-	53.6			
Risk-weighted items (avg.)	582,244	283,178	112,937	9,339	7,419	-13,200	981,917			
Full-time-equivalent staff (avg.)	11,597	763	726	334	868	4,926	19,214			

In the financial highlights of the Group, profit contributed by Danske Markets is recognised as net trading income, and profit contributed by Danica Pension is recognised as net income from insurance business. The Reclassification column aggregates the profit contributions. Pro forma highlights include the Sampo Bank group's actual figures as of February 2006. The effect of this restatement is shown in the Pro forma adjustment column.

Notes – Danske Bank Group

Note	(DKr m)

2 **Acquisition of subsidiary undertakings**

In November 2006, the Danske Bank Group made an agreement to purchase the shares of the Finnish Sampo Bank. The purchase was approved on January 30, 2007, and effected on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date.

Assuming that the Group had taken over the Sampo Bank group with effect from January 1, 2007, the estimated effects on profit and total income would have amounted to increases of DKr162m and DKr506m, respectively. The effect on profit of the consolidation of the Sampo Bank group from February to September 2007 was an increase of DKr1,388m.

The table below shows the preliminary breakdown of the purchase price by net assets, identifiable intangible assets and goodwill.

Goodwill represents the value of the expected profitability of the company acquired which cannot be attributed reliably to individually identifiable assets, including the value of staff, know-how and position in the community, as well as expected synergies from the integration into the Danske Bank Group.

The fair value of loans, advances and deposits in the opening balance sheet has been increased by a net amount of DKr308m compared with the carrying amount of these items recognised before the acquisition. The effect of the value adjustment on interest income generated by Banking Activities Finland will be a decrease of DKr171m in 2007 and a decrease of DKr67m in each of the following four years and an increase of DKr35m in the interest income generated by Danske Markets in 2007.

The fair value of issued bonds in the opening balance sheet has been increased by DKr77m compared with the carrying amount of this item recognised before the acquisition. This value adjustment will increase the interest income generated by Danske Markets in 2007.

Breakdown of purchase price	Date of acquisition	Fair value of net assets	Goodwill on acquisition	Total acquisition price
Sampo Bank				
- Finland	01.02.2007	11,336	12,869	24,205
- Capital under management (DC)	01.02.2007	-	1,454	1,454
- Baltics	01.02.2007	1,685	3,466	5,151
Total		13,021	17,789	30,810

Breakdown of purchase price	(DKr m)	Amortisation/depreciation period (years)
Purchase price	30,232	
Costs	578	
Total purchase price	30,810	
Net assets at market value, excl. items below	9,223	
Identifiable intangible assets		
- Customer relations	4,371	10 years
- Other contractual rights	349	1-5 years
- Right to name	465	Perpetual
Deferred tax	-1,387	
Goodwill	17,789	Perpetual

Notes – Danske Bank Group

Note	(DKr m)		
2	NET ASSETS ACQUIRED		
(cont'd)		Fair value at the time of acquisition	Carrying amount before acquisition
	Due from credit institutions	13,258	13,258
	Investment securities	1,001	1,001
	Bank loans and advances	158,379	158,280
	Trading portfolio assets	14,586	14,603
	Intangible assets	5,690	530
	Tangible assets	747	673
	Other assets	8,455	8,450
	Total assets	202,116	196,795
	Due to credit institutions	6,595	6,595
	Deposits	91,946	92,155
	Trading portfolio liabilities	3,922	3,922
	Other issued bonds	69,182	69,105
	Subordinated debt	7,825	7,825
	Other liabilities	9,625	8,196
	Total liabilities	189,095	187,798
	Net assets acquired	13,021	8,997

The figures were calculated just before the date of acquisition in accordance with the accounting policies of the Sampo Bank group (IFRSs). The amounts were translated into Danish kroner at the exchange rate prevailing at the time of consolidation.

3 **Contingent liabilities**

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. The Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005.

The Bank is registered jointly with all significant, wholly-owned Danish subsidiary undertakings for financial services employer tax and VAT for which it is jointly and severally liable. Sampo Bank and Danske Bank's Helsinki Branch are registered jointly with Sampo Plc for VAT as regards shared functions in Finland which will not cease until the integration has been completed. Danske Bank, Sampo Bank and Sampo Plc are jointly and severally liable for VAT payable on the shared functions.

The table below shows the guarantees issued, irrevocable loan commitments and other liabilities not recognised on the balance sheet.

GUARANTEES AND OTHER LIABILITIES	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2006
Guarantees	97,300	80,568	82,678
Irrevocable loan commitments	246,989	259,573	247,926
Other liabilities	3,792	884	1,570
Total	348,081	341,025	332,174

Supplementary information

Conference call

Danske Bank will hold a conference call upon the presentation of its financial report for the first nine months of 2007. The conference call is scheduled for October 30, 4.00pm CET, and will be transmitted live at www.danskebank.com.

Financial calendar

Danske Bank plans to release its financial reports in 2008 on the following dates:

- Annual Report 2007:
  January 31, 2008
- First quarter report for 2008:
  April 29, 2008
- Half-year report for 2008:
  August 7, 2008
- Nine-month report for 2008:
  October 28, 2008

The annual general meeting of Danske Bank is scheduled for Tuesday, March 4, 2008.

Contacts

Peter Straarup,
Chairman of the Executive Board
Tel. +45 45 14 60 01
Tonny Thierry Andersen,
Senior Executive Vice President
Tel. +45 45 14 07 07
Martin Gottlob,
Head of Investor Relations
Tel. +45 45 14 07 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR No. 61 12 62 28

Useful links

www.danskebank.com/ir
www.sampobank.com
www.danskebank.se
www.fokus.no
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danicapension.dk

END